Exhibit 99.2

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited Facilitating Life Science Innovations to Serve Unmet Medical Needs SMART - ACT Ρ - ORPHAN DRUG DEPURPOSING PLATFORM SACT - 1 Nonconfidential Overview

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited This document includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 . For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward - looking statements . In some cases, you can identify forward - looking statements by terms suc h as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions . Aptorum Group has based these forward - looking statements, which include statements regarding projected timelines for application submissions, trials and commercialization and market potential of related products, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations . These forward - looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20 - F and other filings that Aptorum Group may make with the SEC in the future . As a result, the projections included in such forward - looking statements are subject to change and results may differ materially from those disclosed herein . Aptorum Group assumes no obligation to update any forward - looking statements contained in this document as a result of new information, future events or otherwise . THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITANT OFFER TO BUY NEITHER SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE . Disclaimer 2

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • SACT - 1 is a repurposed oral suspension in development a s an adjunctive therapy to standard of care in relapsed or refractory high - risk neuroblastoma in pediatric patients. • SACT - 1 targets the MEK5 - ERK5 pathway and demonstrated to suppress MYCN expression, a poor prognostic factor of therapeutic outcome and resistance in neuroblastoma. • SACT - 1 has demonstrated remarkable potential in enhancing tumor cell death through different pathways. • Preclinically, in combination with standard chemotherapy, SACT - 1 provided enhanced efficacy in a xenograft mouse model of neuroblastoma. We propose the novel application of SACT - 1 as a new treatment option for extending survival in high - risk neuroblastoma. 3 Executive summary

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • Our completed Phase 1 trial showed the safe use of SACT - 1. The distinctive PK between SACT - 1 and Edurant ® further strengthen the advantage of our product. • Aptorum is initiating an “End of Phase 1 (EOP1) Meeting” with the US FDA to seek approval to conduct a Phase 1b/2a trial. • Received FDA orphan designation for the treatment of neuroblastoma in Jan 2022. • Received in 2021 the first granted patent in treatment of various cancers including but not limited to neuroblastoma. 4 Executive summary (cont’d)

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited So far no approved products are available MEK5 and ERK5 as potential therapeutic targets for cancers in recent years

Proposed mode of action

- **MEK5-ERK5 pathway is reported to regulate MYCN oncogene expression** (Kang et al., 2006; Umapathy et al., 2014; van Hoang et al., 2017) which is known to contribute to the poor prognosis of patients with neuroblastoma
- Aptorum discovered **SACT-1 has a K_D of 150 nM against MEK5**, well below the C_{SS} in humans (290 nM to 1.5 µM at 25 mg to 150 mg QD), we proposed its use in modulation of the MEK5-ERK5 pathway
- To the best of our knowledge, SACT-1 is the **only potential drug candidate already in the market to downregulate MYCN expression through modulation of MEK5-ERK5 pathway**, thus the reproposed drug programme for relapsed/refractory neuroblastoma.


Mitogens and oncogenic signals
SACT-1
MEK5
ERK5
Transcription Regulators (e.g. MYCN)
Kinases
Cyclins & CDKi
Cytokines & Growth factors

Roles in cancer

- Tumour cell proliferation and survival
- EMT and metastasis
- CSC-like traits
- Therapy resistance
- Immunosuppression
- Angiogenesis

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.
© Copyright 2022 Aptorum Group Limited

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited 7 Targeted product profile Preclinical Toxicology Not relevant as this is a repurposed drug PK/PD Model To be determined in Phase 1b/2a trial CM&C Oral suspension with l ow complexity for production Dose/dose schedule RP2D will be determined in Phase 1b Half - life To be determined in Phase 1b/2a Trial Adverse Event Profile None of the subjects were discontinued from the study because of an adverse event. None of the adverse events experienced by sub jects was judged as serious Other AE Profile None Efficacy Profile To be determined in Phase 1b/2a Trial Health Outcome Improve progression free, and overall, survival in high - risk neuroblastoma patients Pharmacology SACT - 1 is proposed to modulate MEK5 - ERK5 pathway subsequently reducing the poor prognosis factor MYCN

Neuroblastoma - market overview

MARKET SIZE

- **#1** Most common type of solid tumor in children[1]
- **US$596.2mil** Value of the global neuroblastoma treatment market in 2020[2]
- **5.0%** CAGR global neuroblastoma treatment market (2021-2027)[2]

PREVALENCE

- ~700 cases of high-risk neuroblastoma patients each year in the US[3] and we estimated EU has 1.5x this number of cases, c. 1050 high risk neuroblastoma patients per year
- Accounts for ~15% of all cancer-related deaths in the pediatric population[4]

ORPHAN DRUG DESIGNATION[5]

- SACT-1 has gained FDA Orphan Drug Designation for the treatment of neuroblastoma in 2022.
- Designated orphan drugs receive 7 years of market exclusivity in US and 10 years of marketing exclusivity in EU
- Patents on new indication and reformulation of SACT-1, if granted, will provide up to 20 years of patent exclusivity from the application date in parallel to the market exclusivity

1. Pediatr Rev. 2018 Feb;39(2):57-67; 2. "Pediatric Neuroblastoma Treatment Marketsize 2022: Sales, Price, Revenue, Gross Margin, News Product Launches, Upcoming Trend Analysis and Forecast 2027"(2022). Market Watch. 3. Curr Oncol Rep. 2009 Nov;11(6):431-8 4. Paediatr Drugs. 2011 Aug 1;13(4):245-55 5. https://www.fda.gov/about-fda/office-special-medical-programs/office-orphan-products-development

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited

Application of SACT-1 as a novel treatment option for neuroblastoma

Standard of care for high-risk neuroblastoma

- Surgery
- Chemotherapy
- Radiotherapy
- Immunotherapy (anti-GD2 monoclonal antibodies)
  - **Dinutuximab beta (Qarziba)**
  - **Dinutuximab (Unituxin)**
  - **Naxitamab (Danyelza)**

SACT-1 uses a unique mechanism and works in combination with other therapies rather than competing or replacing the current therapy

SACT-1 works in combination with standard of care chemotherapy and / or new therapies for neuroblastoma. It downregulates MYCN expression through the MEK5-ERK5 pathway and is proposed to enhance anti-tumor effect and reduce occurrence of drug resistance.

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.
© Copyright 2022 Aptorum Group Limited

In vitro and in vivo efficacy

In vitro

- SACT-1 demonstrated inhibition of all tested neuroblastoma cell lines (IMR-32, SK-N-BE(2), SK-N-SH, SH-SY5Y)
- In combination with standard chemotherapy for neuroblastoma, SACT-1 in general provides additive to synergistic efficacy[1]

In vivo

- Aptorum conducted mouse xenograft studies with a primary objective of assessing the efficacy of SACT-1 alone, and with other chemotherapeutic agents:

Combination Treatment		Enhanced tumour shrinkage compared to monotherapy
SACT-1 + Cisplatin	SOC First-line Treatment	**Yes**
SACT-1 + Carboplatin	SOC First-line Treatment	**Yes**
SACT-1 + Vincristine	SOC First-line Treatment	**Yes**
SACT-1 + Irinotecan	SOC for relapse	**Yes**

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited

APTORUM

In vivo efficacy - neuroblastoma xenograft studies in mice

Cont'd


Tumor growth with treatment of RPV alone or in combination with vincristine
300
250
200
150
100
50
0
0
5
10
15
20
25
30
Day
Vin alone
Vin + RPV (160)
Vin + RPV(60)

SACT-1 (RPV) dosed at 60 and 160 mg/kg (PO; daily x 21) potentiates the antitumor effects of vincristine (IP; QWK x3) in the neuroblastoma xenograft model


Tumor growth with treatment of CBP alone or in combination with rilpivirine
Tumor Volume
250
200
150
100
50
0
0
5
10
15
20
25
30
Day
CBP alone
CBP + RPV

The addition of SACT-1 (RPV) (160 mg/kg; PO; daily x 21) demonstrated greater tumor volume reduction compared to carboplatin (80mg/ kg; IP; QWK x3) alone in the neuroblastoma xenograft model


Tumor growth with treatment of irinotecan alone or in combination with rilpivirine
Tumor Volume
4500
4000
3500
3000
2500
2000
1500
1000
500
0
0
5
10
15
20
25
30
35
Days
Vehicle
Irinotecan
Irinotecan + RPV

The addition of SACT-1 (RPV) (80 mg/kg; PO; daily x 21) demonstrated greater tumor volume reduction compared to irinotecan (80mg/ kg; IP; QWK x3) alone in the neuroblastoma xenograft model

IP = Intraperitoneal; PO = oral; QWK = weekly; RPV = SACT-1; Vin = vincristine; CBP = carboplatin; * $P < 0.05$

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • MYCN is involved in regulating various biological activities, such as apoptosis, proliferation, and angiogenesis in neuroblastoma (Huang and Weiss, 2013 ) and contributing to drug response • SACT - 1 at 150 to 1350 nM reduced MYCN protein levels in MYCN overexpressed neuroblastoma cell lines SK - N - BE(2) and IMR - 32 12 Mechanistic studies – decrease of MYCN expression Decrease of MYCN Expression The effects of SACT - 1 on MYCN expression. Representative western blot analysis images of MYCN expression in response to SACT - 1 at 150 to 1350 nM for 2 and 24 hours in SK - N - BE(2) and IMR - 32 cells, respectively.

Mechanistic studies – ERK5 phosphorylation

- SACT-1 was found to have a binding constant (K_D) of 150 nM against MEK5 in a previous study by employing KdELECT Kinase Assay Panel
- Expectedly, ERK5 phosphorylation in IMR-32 and SK-N-BE(2) cells was decreased after SACT-1 treatment for 2 hours at 150 nM to 1350 nM

Reduction of ERK5 Phosphorylation


SK-N-BE(2)
IMR-32
Rilpivirine (nM)
0 150 450 1350
0 150 450 1350
pMEK5
MEK5
pERK5
ERK5
Beta-actin

The effects of SACT-1 on ERK5 phosphorylation. Representative western blot analysis images of phospho-MEK5, MEK5, phospho-ERK5, and ERK5 expressions in response to SACT-1 at 150 to 1350 nM for 2 hours in MYCN overexpressed SK-N-BE(2) and IMR-32 cells.

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.
© Copyright 2022 Aptorum Group Limited

Phase I study on bioavailability/ food effect

Relative Bioavailability

- Comparative bioavailability analysis between administration of SACT-1 under fasted condition vs. fed condition and between SACT-1 vs. Edurant® tablets (both under fed conditions).
- SACT-1 fed dosing resulted in 90% increased AUC and 100% increased C_{max} with respect to SACT-1 fasted
- Results of SACT-1 vs Edurant® showed ~40% higher exposure for AUC and 20% higher C_{max} for SACT-1

Safety

- The study treatments in Phase 1 (administration of SACT-1 under fasted and fed condition) were **well tolerated:**
  - All reported **adverse events were considered grade 1 or "mild"** and had an outcome of "resolved"
  - **No subjects were discontinued** from study participation **because of adverse events**
  - **No serious adverse events** were reported during the study.
- The effect of study drug on the QTc interval is mild and remains within clinically acceptable limits

PK of SACT-1 administered under fed and fasting condition; Least-squares means for test to reference and associated variability

PK parameter	Fed condition (ref; n=14)	Fasting condition (n=14)
$AUC_{0-tlast}$ (ISCV)	-	189.87% (15.4%)
$AUC_{0-\infty}$ (ISCV)	-	189.43% (17.5%)
C_{max} (ISCV)	-	205.25% (25.3%)

PK of SACT-1 vs Edurant® tablets administered under fed condition; Least-squares means for test to reference and associated variability

PK parameter	SACT-1 (ref; n=14)	Edurant® tablets (n=14)
$AUC_{0-tlast}$ (ISCV)	-	139.01% (20.5%)
$AUC_{0-\infty}$ (ISCV)	-	137.28% (21.8%)
C_{max} (ISCV)	-	119.52% (29.1%)

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

© Copyright 2022 Aptorum Group Limited APTORUM

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited • Phase 1: Open - label, Randomized, 3 period, 3 - sequence, Single - dose Crossover Bioavailability and Food Effect Study of SACT - 1 and Edurant ® Tablets in Healthy Adult Volunteers ( NCT05358756 ) • Phase 1b/ 2a: A Multiple Ascending Dose Trial to Determine the Safety, Pharmacokinetic, and Activity of SACT - 1 as Adjunctive Therapy in Children with High - risk or Relapsed Neuroblastoma o Target engagement & modulation to be determined in this study o Location: US or other countries 15 Clinical Development Plan

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited Phase 1b/2a trial: Proposed Primary and Secondary Objectives Phase 1b Primary Objective • Evaluate the safety and tolerability of SACT - 1 in combination with chemotherapy • Determine recommended Phase 2 dose (RP2D) of SACT - 1 Secondary Objective • Characterize the pharmacokinetic (PK) profile of SACT - 1 Exploratory Objective • Evaluate preliminary activity of SACT - 1 Phase 2a Primary Objective • Evaluate antitumor activity of SACT - 1 in combination with chemotherapy as measured by objective response rate (ORR). • Evaluate the safety and tolerability of the RP2D of SACT - 1 in combination with chemotherapy Secondary Objective • Evaluate antitumor activity of SACT - 1 in combination with chemotherapy as measured by other parameters • Determine the PK characteristics of SACT - 1 when given in combination with chemotherapy Exploratory Objective • Evaluate biomarkers of response (MYCN) in participants treated with SACT - 1

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited 17 Intellectual property Exclusive IP Title Country Application Date Expiration date Status Composition Including SACT - 1 and Method for Treating Tumors or Cancer US  27 Nov 2020 27 Nov 2040  Granted   Composition Including SACT - 1 and Method for Treating Tumors or Cancer US 5 Oct 2021 n/a Pending Composition Including SACT - 1 and Use for Treating Tumors or Cancer PCT 27 Nov 2020 n/a Pending o For PCT, national phase applications have been filed in Australia, Canada, China, EU, Indonesia, Japan, Korea, Malaysia and S ing apore

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome. © Copyright 2022 Aptorum Group Limited 18